Exhibit 99.1

Mint Incorporation Limited Announces Voluntary Lock-ups by Certain Shareholders

Hong Kong, October 2, 2025 (GLOBE NEWSWIRE) — Mint Incorporation Limited (“Mint” or the “Company”) (NASDAQ: MIMI), today announced that the Company and certain shareholders, including entities beneficially owned and controlled by Mr. Cheong Shing Ku, Chairman of the Board, and Mr. Hoi Hung Chan, Director and Chief Executive Officer, have entered into voluntary lock-up agreements (the "Voluntary Lock-Ups"). These agreements cover all shares of the Company’s share capital or securities convertible into, exchangeable, or exercisable for any shares of the Company’s share capital directly or indirectly owned by the participating shareholders. The lock-up period commenced on September 30, 2025 and will expire on March 31, 2026.

In aggregate, the Voluntary Lock-Ups cover 4,811,800 Class A ordinary shares and 7,000,000 Class B ordinary shares, representing approximately 26.7% of the Company’s total issued and outstanding Class A ordinary shares and 100% of the total issued and outstanding Class B ordinary shares as of the date of this announcement.

“These voluntary lock-up agreements demonstrate our confidence in Mint’s vision and the execution of our growth strategy,” commented Mr. Hoi Lung Chan, Director and CEO of Mint. “As Mint is extending its expertise to harness robotics, IoT, and AI technologies to enhance the way properties are managed and experienced, we believe this commitment will further reinforce long-term shareholder confidence and support sustainable value creation.”

About Mint Incorporation Limited

Mint Incorporation Limited (Nasdaq: MIMI) is a Hong Kong-based interior design and fit-out works provider, with a strategic focus on delivering integrated, industry-specific solutions for commercial properties. The Company’s portfolio includes offices across diverse industries as well as various retail stores, reflecting clients’ corporate values and brand identities. Mint has successfully executed projects for internationally renowned retail brands, F&B chains, offices, and charitable organizations in Hong Kong. In addition, the Company provides bespoke interior design and fit-out services for luxury residential properties, enhancing both functionality and aesthetics.

Forward-Looking Statements:

Certain statements in this announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this announcement are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended March 31, 2025, filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 30, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

For Media and Investor Inquiries:

Ms. Zinnia Yip
Marketing and Communications Manager
Mint Incorporation Limited
Email: info@mimintinc.com
Phone: +852 2866 1663